Correspondence

New Leaf Brands, Inc.
100 Main Street North – 208
Southbury, Connecticut 06488

March 17, 2014

Ms. Suying Li
Staff Accountant
Securities and Exchange Commission
450 Fifth St. NW
Washington DC 20549

Re: New Leaf Brands, Inc.
Item 4.01 Form 8-K Filed February 20, 2014
File No. 000-22024

Dear Ms. Li:

Thank you for your review of our filing and related comments; please see our response to these comments below.

1.           Please amend your filing to provide the disclosure required by Item 304(a) (1) (ii) of Regulation S-K. Please state whether EisnerAmper LLP’s reports on your financial statements for the years ended December 31, 2011 and 2010 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

We have filed Amendment No.1 to our 8-K on March 17, 2014 to provide the requested disclosure.

2.           Please amend your filing to state whether the decision to change accountants was recommended or approved by your audit or similar committee of the board of directors, or your board of directors, if you do not have such committee. We refer you to the guidance at Item 304(a) (1) (iii) of Regulation S-K.

We have filed Amendment No.1 to our 8-K on March 17, 2014 to provide the requested disclosure.

3.           We remind you to provide a letter furnished by EisnerAmper LLP regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a) (3) of Regulation S-K.

We have filed Amendment No.1 to our 8-K on March 17, 2014 to provide the requested disclosure.

We believe we have responded appropriately, but should there be any additional questions, please contact me at (203) 628-7142 with any questions.

Sincerely,

/s/ David N. Fuselier
David N. Fuselier
Chief Executive Officer
New Leaf Brands, Inc.